Exhibit 99.2

Ascendis Pharma Prices US$500.0 Million Convertible Senior Notes Offering

COPENHAGEN, Denmark, March 24, 2022 (GLOBE NEWSWIRE)—Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technologies to create new product candidates that address unmet medical needs, today announced the pricing of its offering of US$500,000,000 aggregate principal amount of 2.25% convertible senior notes due 2028 (the “notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The issuance and sale of the notes are scheduled to settle on March 29, 2022, subject to the satisfaction of customary closing conditions. Ascendis Pharma also granted the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date the notes are first issued, up to an additional US$75,000,000 aggregate principal amount of notes.

The notes will be senior, unsecured obligations of Ascendis Pharma and will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. The notes will mature on April 1, 2028, unless earlier redeemed or converted. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their notes at their option into Ascendis Pharma’s ordinary shares represented by American Depositary Shares (the “ADSs”) (each representing one of Ascendis Pharma’s ordinary shares as of the date of this release), together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per US$1,000 principal amount of notes, which represents an initial conversion price of approximately US$166.34 per ADS. The initial conversion price represents a premium of approximately 42.5% over the last reported sale price of US$116.73 per ADS on March 24, 2022. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The notes will be optionally redeemable, in whole or in part (subject to certain limitations), for cash at Ascendis Pharma’s option at any time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price for a specified period of time. In addition, the notes will be optionally redeemable, in whole and not in part, at Ascendis Pharma’s option at any time in connection with certain changes in tax law. The optional redemption price will be equal to the principal amount of the notes to be optionally redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date.

If a “fundamental change” (as defined in the indenture for the notes) occurs, then, subject to a limited exception, noteholders may require Ascendis Pharma to redeem their notes for cash. The fundamental change redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable fundamental change redemption date.

Ascendis Pharma estimates that the net proceeds from the offering will be approximately US$485.0 million (or approximately US$557.9 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. Ascendis Pharma intends to use approximately US$116.7 million of the net proceeds from the offering to repurchase 1,000,000 ADSs in privately negotiated transactions effected through one of the initial purchasers or its affiliate, as Ascendis Pharma’s agent. These repurchases, and any other repurchases of the ADSs or ordinary shares, may increase, or reduce the size of a decrease in, the trading price of the ADSs and ordinary shares, and repurchases executed concurrently with the pricing of the offering may have affected the initial terms of the notes, including the initial conversion price. Ascendis Pharma intends to use the remaining net proceeds to support the commercialization and further development of TransCon hGH, to fund pre-commercialization activities and clinical development of TransCon PTH, clinical development of its other endocrinology rare disease programs and its oncology programs, including TransCon PTH, TransCon CNP, TransCon TLR7/8 Agonist and TransCon IL-2 b/g, to identify and progress development of new product candidates, and for working capital and other general corporate purposes.

The offer and sale of the notes, the ADSs issuable upon conversion of the notes and the ordinary shares represented by such ADSs have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes, such ADSs and such shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes, the ADSs issuable upon conversion of the notes or the ordinary shares represented by such ADSs, nor will there be any sale of the notes, such ADSs or such shares, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative platform technology to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by its core values of patients, science and passion, the company uses its TransCon technologies to create new and potentially best-in-class therapies.

Ascendis Pharma is headquartered in Copenhagen, Denmark, and has additional facilities in Heidelberg and Berlin, Germany; Palo Alto and Redwood City, California; and Princeton, New Jersey.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis Pharma’s future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) the satisfaction of customary closing conditions related to the offering, (ii) the expected closing of the offering, (iii) Ascendis Pharma’s intended use of the net proceeds from the offering, (iv) Ascendis Pharma’s expectations with respect to the concurrent repurchase of the ADSs, (v)

Ascendis Pharma’s product pipeline and expansion into additional therapeutic areas, and (vi) Ascendis Pharma’s expectations regarding its ability to utilize its TransCon technologies to create new and potentially best-in-class therapies. Ascendis Pharma may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis Pharma makes, including the following: risks and uncertainties related to completion of the offering on the anticipated terms or at all, market conditions (including market interest rates) and the satisfaction of customary closing conditions related to the offering, dependence on third party manufacturers and distributors to supply TransCon hGH, the SKYTROFA® Auto-Injector and other study drug for commercial sales in the U.S. and clinical studies, unforeseen safety or efficacy results in its oncology programs, TransCon hGH, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to commercialization of TransCon hGH in the U.S., the co-pay program, and the further development of TransCon hGH, expenses related to the development and potential commercialization of its oncology programs, TransCon hGH, TransCon PTH and TransCon CNP or other development programs, selling, general and administrative expenses, other research and development expenses and Ascendis Pharma’s business generally; delays in the development of its oncology programs, TransCon hGH, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; Ascendis Pharma’s ability to obtain additional funding, if needed, to support its business activities and the effects on its business from the worldwide COVID-19 pandemic. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis Pharma’s business in general, see Ascendis Pharma’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2022 and Ascendis Pharma’s other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis Pharma may enter into or make. Ascendis Pharma does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, and SKYTROFA are trademarks owned by the Ascendis Pharma Group. © March 2022 Ascendis Pharma A/S.

Contact Information

Investor contacts:	Media contact:
Tim Lee	Melinda Baker
Ascendis Pharma	Ascendis Pharma
+1 (650) 374-6343	+1 (650) 709-8875
tle@ascendispharma.com	media@ascendispharma.com

Patti Bank

Westwicke Partners

+1 (415) 513-1284

patti.bank@westwicke.com

ir@ascendispharma.com